Filed by Babylon Holdings Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257694

Subject Company:

Alkuri Global Acquisition Corp.

(Commission File No. 001-40011)

Investor Presentation September 2021

Disclaimer Additional information and where to find it In connection with the proposed business combination between Alkuri Global Acquisition Corporation (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the ”SEC”) on July 2, 2021 and Amendment thereto on September 15, 2021 (as may be further amended, the “Registration Statement”) with respect to Babylon’s securities to be issued in connection with the proposed business combination, and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, Alkuri Global will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination. Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC’s website located at www.sec.gov. Additional information about the proposed business combination, including a copy of the Merger Agreement and investor presentation, is provided in a Current Report on Form 8-K which was filed by Alkuri Global with the SEC and is also available at www.sec.gov. Participants in solicitation Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC. Forward-looking statements This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet the listing standards of the New York Stock Exchange (the “NYSE”) following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov. Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. No offer or solicitation This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. No assurances There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized. Information sources; no representations This communication has been prepared for use by Babylon and Alkuri Global in connection with the proposed business combination. The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Alkuri Global was derived entirely from Alkuri Global and all information relating to the business, past performance, results of operations and financial condition of Babylon was derived entirely from Babylon. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will Alkuri Global, Babylon, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Babylon has been derived, directly or indirectly, exclusively from Babylon and has not been independently verified by Alkuri Global. Neither the independent auditors of Alkuri Global nor the independent auditors of Babylon audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.

Putting an accessible and affordable quality health service in the hands of every person on Earth

Alkuri Global Acquisition Corp at a Glance: Deep Expertise in Marketing, GTM and International Growth Decades of experience building and growing global, profitable public and private technology businesses • Operator-led partner with unique capital relationships to support world class management and founders • Approximately $345M held in trust Operator-Led Partnership Driven Unique Capital Relationships Alkuri Management Rich Williams Sultan Almaadeed Steve Krenzer CEO Chairman CFO • Former CEO of Groupon • Founder of ENVST • Former COO of Groupon (NASDAQ:GRPN) • Former investor for (NASDAQ:GRPN) • 20+ years with scale Qatar Investment • 30+ years leading data, data and technology Authority (QIA) analytics and technology leaders teams and companies

Transaction Overview Transaction Overview • Babylon to merge with Alkuri in a combined equity value of $4.2BN, with an estimated $540M in cash funded by $230M committed PIPE investment by top-tier institutional investors • Existing Babylon shareholders will roll 100% of their equity and will own ~84%(1)(2)(3) of the Pro Forma capital outstanding at $10.00 share. Babylon’s Founder & CEO will own ~26% economic ownership at Transaction closing(1)(2)(3) Overview • ~41M of Babylon Founder & CEO’s shares at closing will constitute high-vote shares(4), a further 38.8M earnout shares(3) will carry high-vote rights(4) from closing unless and until redeemed in the event such shares have not satisfied the share price triggers prior to the Relevant Date(5) • Completion of transaction is expected by Q3 2021 • Pro Forma Enterprise Value of $3.6BN (5.1x 2022E revenue of $710M) Valuation • $540M of Net Cash held on the Pro Forma Balance Sheet • 1.294M Alkuri Sponsor earnout shares(2) (15% of promote shares outstanding) and 40.0M Babylon earnout Earnout awards(3) (38.8M high-vote shares(4) and 1.2M equity-linked awards) • All subject to vesting in four equal tranches at $12.50, $15.00, $17.50 and $20.00 per share $M, except share price metrics Illustrative Share Price $10.00 Pro Forma Shares Outstanding (million)(1)(2)(3) 416.3 Equity Value $4,163 Plus: Net Debt / (Net Cash)(6) (540) Enterprise Value $3,623 TEV / 2022E Revenue ($710M) 5.1x Sources & Uses Sources of Funds ($M) Existing Babylon Shareholder Equity(7) $3,515 Alkuri Cash in Trust 345 Existing Cash on Balance Sheet(8) 15 PIPE Financing 230 Total Sources $4,105 Uses of Funds ($M) Existing Babylon Shareholder Equity(7) $3,515 Cash Consideration To Selling Shareholders -Est. Fees & Expenses(9) 50 Pro Forma Cash to Balance Sheet(6) 540 Total Uses $4,105 Pro Forma Ownership % @ $10.00 / Share(1),(2),(3) 1.8% Alkuri Sponsor shares 5.5% PIPE Investors 8.3% Alkuri SPAC Shareholders 84.4% Existing Babylon Shareholders Source: Management reporting. Notes: (1) Based on Pro Forma share count of 416.3M which includes 351.5M Babylon rollover equity shares (including the impact of in-the-money options to subscribe for ~15.1M shares, calculated using the Treasury Stock method at $10.00/share), 34.5M Alkuri SPAC shares, 23.0M PIPE investor shares and 7.331M Alkuri Sponsor shares. Babylon Founder & CEO shares reflect shares held by Dr. Ali Parsadoust and related companies and by the Parsa Family Foundation. Number of Pro Forma shares outstanding does not reflect the impact of the Alkuri SPAC warrants, the Alkuri Sponsor warrants, the post-closing Equity Incentive Plan, the 1.294M Alkuri Sponsor earnout shares (described in footnote 2 below), nor the 40.0M Babylon earnout awards (described in footnote 3 below). (2) The Pro Forma share count does not include 1.294M Alkuri Sponsor earnout shares that are subject to the earnout milestones being achieved, except that on a change of control, the Alkuri Sponsor earnout shares will be deemed to have been earned, regardless of whether such milestones have been met. (3) The Pro Forma share count does not include 40.0M Babylon earnout awards. The 38.8M earnout shares issued to Babylon’s Founder & CEO will carry no economic rights (i.e. no right to participate on a change of control, accrual but no payment of any declared dividends and no rights on a liquidation, dissolution or winding up and no ability to transfer for value) until the earnout milestones are achieved but will carry voting rights from the closing of the transaction. These 38.8M earnout shares will be high-vote shares, carrying 15 votes per share. The 1.2M earnout awards for the remainder of Babylon management will not be issued and outstanding until following the closing of the transaction and will be awarded as equity-linked securities which will allow them to subscribe for low-vote shares, carrying 1 vote per share. (4) High-vote shares carry 15 votes per share versus 1 vote per share for all other shares in issue at closing. (5) Relevant Date means the fifth anniversary of the six month anniversary of the closing date. (6) $540M of cash proceeds to balance sheet. Pro Forma debt assumed to be zero. (7) 351.5M Babylon rollover equity shares includes the impact of in-the-money options to subscribe for ~15.1M shares, calculated using the Treasury Stock method at $10.00/share. (8) As of 8/31/21, per company forecast. (9) Transaction fees & expenses are estimates.

Why Babylon Health Is The Perfect Match For Alkuri Global

Alkuri's Investment Thesis	Babylon Exceeds All of Alkuri's Acquisition Criteria
A Massive Total Addressable Market	$10T global healthcare market[1] that is ripe for disruption and shift to value-based care
B Artificial Intelligence-Led Disruptor	Proprietary technology and AI poised to lead the transformation to Digital Health Services
C Global Traction & Opportunity	Proven global product-market fit and performance with demonstrated traction in the US • ~166% revenue CAGR 2020A-2023E, improving unit economics and path to profitability in 2023E[2]
D Scalability of Margins	Margin expansion over time through scale as expensive secondary care is replaced with cost-efficient primary care • Gross margin scaling to ~23% by 2023E
E World-Class Team	Visionary founder and talented management that knows how to grow and operate at scale

Notes: **(1)** Deloitte 2019 Global Health Care Outlook Report. **(2)** Defines profitability based on Adj. EBITDA.

6

Babylon has Grown From its Roots in the UK Healthcare Market to Become a Leader in Scalable, Digital-First, Value Based Healthcare

2020

- Rapidly scaling in the US through Babylon's digital-first VBC model
- 3M lives covered (~90K capitated by 1-Apr-21)
- Licensed providers in 50 States

Mount Sinai · Ascension · CENTENE Corporation

2018

- Proved utility of AI and digital health software in a range of care delivery environments via licenses to leading regional partners

PRUDENTIAL · TELUS

2013

- Established leadership in UK digital healthcare
- Proved care model and benefits in a world class, but cost-constrained health system

NHS

Founded in 2013

2017

- Demonstrated ability to deliver top-quality healthcare in a system with limited resources
- Proved ability to tailor the Babylon system to observe cultural priorities

Bill & Melinda Gates foundation

babylon

Poised for US Expansion

- Leading with Digital value based care
- High margin SaaS Software Licensing
- Scaling rapidly - 24M lives under coverage
- Global business - Focus on US
- Attractive margin improvement profile

Note: M=million, K=thousand

7

One of the Most Experienced Management Teams in Digital Health Founder & CEO Chief Business Officer Chief Operating Officer Chief Technology Officer Dr Ali Parsa Founded and built Circle, the UK’s largest privately-financed hospital chain and undertook an IPO into the London market Paul-Henri Ferrand President CMO & President COO Stacy Saal Globally rolled out Amazon Prime and Amazon Fresh Steve Davis SVP, AI & Data SVP & CIO VP, Tech & Product Chief Financial Officer Chief Product Officer Chief Medical Officer Chief People Officer Charlie Steel Ran CMC Markets’ IPO into the FTSE 250 Yon Nuta Served as one of the earliest CPOs of Xbox    Darshak Sanghavi, MD CMO, Medicare & Retirement CMO, OptumLabs Samira Lowman VP, Talent Acquisition & Development VP, Strategic Workforce Planning

Understanding Babylon in 5 Questions

01 What Problem Are We Solving?	• \$10T global healthcare sector[1] has been unable to balance the needs of accessibility, quality and affordability • Babylon's Digital-First Value Based Care (VBC[2]) offering seeks to align system-wide incentives
02 How Do We Do It?	• Through the creation of a proactive, digital-first care network, which provides every member with a well structured "Care Pyramid," shifts the majority of member interactions to the mobile device and provides timely and targeted in-person care when needed
03 What Have We Accomplished?	• We continue to scale at an impressive rate, with ~5x revenue growth in 2020, serving 24M lives across North America, Europe, Africa and Asia and delivering a patient interaction every 5 seconds[3] • We have achieved 90% 5-star ratings[4] and demonstrated up to 35% cost savings[5]
04 How Do We Monetize It?	• Through Clinical Services (taking the entire or proportion of medical cost of a population & capturing cost savings) & Software Licensing (selling technology to those who want to achieve similar results) • Compelling financial model with 30%+ margins in clinical services & 90%+ margins in software licensing[6]
05 How Will We Grow?	• Expanding our existing service with our current customers into their wider operations and converting more of them to VBC (currently less than 1% penetration) • Replicating existing model to new customers with the same needs in current markets & selective acquisitions

Notes: T=trillion. **(1)** Deloitte 2019 Global Health Care Outlook Report. **(2)** VBC – arrangement where providers are paid the total health budget for the managed lives. **(3)** Based on ~2.0M clinical consultations (involving doctors, in virtual or physical setting) and ~3.9M AI interactions (app interactions, including digital triage, health assessment) performed in 2020. **(4)** Based on patient survey in the UK, US and Canada for 2020-2021YTD. **(5)** Based on UK data, specifically for our UK GP at Hand (NHS) service. Babylon GP at Hand acute care cost per weighted patient in 2019/20 was compared to the North West London average in 2019/20, using NHS funding formulae to account for age, sex and other factors influencing health need. North West London is used as the comparator as Babylon GP at Hand is based in this area. **(6)** Based on a select software licensing contract. Gross Margin includes some technology costs that are classified as operating expenses in the company's financial projections.

9

What Problem Are We Solving? 10

Babylon is Positioned to Unify and Empower the Two Critical Trends in Healthcare Value Based Care Movement away from broken fee-for-service model Aligns system around proactive care Not scalable traditionally Challenge addressing many patient types Digital Health Leverages technology-driven efficiencies Bringing care to the patient vs patient to care Not scaled to address holistic care Shifts site of care vs addressing overall care and cost Babylon is Scalable, Digital-First, Value Based Care

Creating an Alternative Using Scalable Digital-First Value-based Care



Revenue per Lives Covered(1)
$ Thousands
$ Hundreds
$ Tens
OAK STREET HEALTH
Livongo
(Pre-acquisition By Teladoc)
babylon
one medical
Accolade
Teladoc HEALTH
amwell
100%
Scalability(2)
200%

Digitally-Enabled Providers

- ✓ Capture significant share of health spend
- ✗ Physical-first, brick and mortar models limit scalability
- ✗ Limited technological capabilities

Virtual Care Providers

- ✓ Digital-first models
- ✓ Scalable to most populations
- ✗ Often specialized, limited care offerings
- ✗ Lower revenue per user

Notes: Axes are not to scale and based on management estimates. **(1)** Based on projected primary revenue contribution. Sourced from public filings unless otherwise stated. ONEM, OSH, and TDOC reflect FY20 revenue divided by the average of the current and prior year lives covered. TDOC FY20 Revenue pro forma for acquisitions. LVGO reflects FY19 revenue divided by average of FY19 and FY18 covered lives under diabetes management. ACCD reflects LTM revenue as of Q3 2020 divided by the average of Q3 2020 lives covered and lives covered in the S-1 as of December 2019. AMWL reflects FY20 revenue divided by current lives covered. Babylon reflects estimated revenue per life based on active Babylon VBC contracts. **(2)** Scalability defined as 2020A-2022E Revenue CAGR plus 2022E Gross margin. 2022E peer data sourced from Factset and CapIQ consensus estimates as of May 7, 2021, except LVGO FY20 and FY22 forecasts based on Factset consensus estimates as of August 4, 2020, one day prior to Teladoc acquisition announcement. TDOC FY20 Revenue proforma for acquisitions. Babylon financials based on management estimates.

12

How Do We Do It? 13

Babylon's Offering

We Offer a Broad Spectrum of Services



Revenue per Lives Covered
$ Thousands
$ Hundreds
$ Tens
Value Based Care
Virtual Care
Digital Health Suite
Secondary Care (1)
Rehabilitation & Health Plan
Virtual Consultations
Data
Insight
Goals
Plans
Monitor
Digital Triage
Healthcheck
Health Assessment
Digital Care Plan
Care Monitor

Illustrative Market: California

Lives Covered	Overview
52,000	• The complete solution: through our Babylon VBC service we manage the totality of patients' healthcare, including taking full financial responsibility for all costs incurred in secondary and tertiary care setting
~2 million	• Through our virtual care and digital health suite services, we provide: • Babylon's full suite of AI and monitoring products • Care navigation and non-clinical support by live chat, phone or video • Virtual consultations with a clinical professional, for both urgent and chronic conditions

Notes: (1) Babylon takes on full financial responsibility for secondary care and utilises third-party partners to provide the appropriate treatment.

14

Babylon is Providing Both Proactive Healthcare and Reactive Sickcare Health Care • Insights and information about wellbeing • Health goals and actions helping achieve the goals • Health monitoring • Digital-first patient interactions keep the patient healthy Sick Care • Access to the clinician team • Right care, medication, and treatment as soon as needed • Clear Clinical Care plan for treatment and recovery • Health monitoring 1. Engage 7. Normalize Treatment If Abnormal Standardized 6. 4. Monitor Goals 5. Plan Notes: These products are currently provided by Babylon unless specified otherwise. (1) In late stage of development. (2) Currently provided through Day To Day. 15

Babylon’s Solution Provides Every Member with a Well-Structured “Care Pyramid”, Aligning Resources with Needs The complete solution: Babylon manages the totality of a patient’s Complex healthcare, including taking full financial responsibility for all costs Care Referrals incurred in secondary and tertiary care setting In Person Adds ongoing care: Preventive and proactive management to Consultation support ongoing primary and chronic care needs Virtual Clinical Adds clinical consultations: On-screen consultations with a Consultations clinical professional, both for urgent and chronic conditions Adds human touch: Care navigation and non-clinical Personal Health Assistant support available by live chat, phone or video Digital Care Foundation: Babylon’s suite of Al and Digital Self-care monitoring products

Timely, Highly Accessible Primary Care Enables Significant Cost Savings Office / ER Visit    No Preventative Care or Health Education leads to repeat ER Usage or Office Visits Cost Savings Care Monitor Care Monitor    No Established GP Relationship Patients often come to ER with minor problems Office / ER Visit Digital Triage Virtual Health Consultation Assessment Healthcheck Engage Identification Contact & Education Physical Consultation Digital Care Plan Babylon Checkpoint Physician Checkpoint Adverse Health Event Babylon Costs Traditional Healthcare Costs Time

Babylon Has a Unique and Scalable Technology Stack Recognized for Excellence

Innovative, Peer-Reviewed and Safeguarded by Suite of Patents

Technology Stack



End Users
Clinical Care
Partners
AI & Safety
Cyber Security & Governance

Patents & Supportive Studies

- Patents
  - 15 US Patents granted
  - 23 US Patents Pending(1)
- 29 peer-reviewed papers published in leading journals
- Our peer-reviewed research demonstrated how diagnostic algorithms can be significantly improved through the application of counterfactual inference on causal models(2)

Media coverage of Babylon's Peer-reviewed AI research

"I'm going to use it as a warning to machine-learning enthusiasts in the US — you're going to be made obsolete by companies in the UK"

Judea Pearl, Turing Award-winner and professor of computer science at UCLA

MIT Technology Review

frontiers in Artificial Intelligence

NewScientist

nature communications

Neural Information Processing Systems

Association for the Advancement of Artificial Intelligence

Advances in Approximate Bayesian Inference

MultiVerse: Causal Reasoning using importance Sampling in Probabilistic Programming

Notes: Digital tools do not offer a diagnosis and references to diagnosis here are for research purposes only. **(1)** 4 of the 23 pending patents have been accepted by US Patent & Trademark Office but not formally issued. **(2)** Richens & Lee et al. "Improving the accuracy of medical diagnosis with causal machine learning".

18

Babylon's Digital-First Interactions are Powered by AI Brain



Consultations
Types of Consultations Offered
• AI
• Virtual
• Physical
Learning
Reasoning & Decision Making
Perception
Prediction
Knowledge
Monitoring
Simulation
Health Assessment

Illustrative Market: California

- **Comprehensive end-to-end platform:** Babylon's AI platform and comprehensive model of medicine will enable Babylon's users to manage their health care needs directly through products that support patients across their healthcare journey
- **Knowledge:** Under selective test conditions, Babylon's AI demonstrates results comparable to doctors[1]

	Avg. Recall	Avg. Precision
Doctor High	93.8%	56.5%
Doctor Median	84.3%	42.9%
Doctor Low	64.1%	33.9%
Babylon AI	**80.0%[2]**	**44.4%**

- **Reasoning & Decision Making:** We have developed (and are extending) a comprehensive, causal model of primary with state-of-the-art inference engines
- **Learning:** Our AI has been developed to improve through continual clinician-mediated testing and feedback based on real-world member interactions
- **Perception:** We have investments in state-of-the-art clinical NLP technologies to facilitate processing of clinical information from health records and which will be a core component of our conversational platform architecture
- **Prediction**: We have developed causal models to predict future health risks

Notes: Digital tools do not offer a diagnosis and references to diagnosis here are for research purposes only. **(1)** Based on seven doctors participating in the study. Detailed data on number of symptom sets analyzed by doctors and recall rates available in Baker & Perov et al. A comparative study of artificial Intelligence and human doctors for the purpose of triage and diagnosis. **(2)** Based on 100 independently-devised symptom sets.

19

What Have We Accomplished? 20

Babylon in Numbers

Scale		Global Reach		Growth	
~24M	Every ~5 Seconds	16	8%	5x	~100K
Lives Covered	Babylon Helps a Patient[1]	Countries where Babylon is Live	Of UK Population Covered through COVID Care Assistant	Growth In Annual Revenue[2]	VBC Lives Added in First 9 Months[3]
~6M	~100K	50	~14M	3M	6x
Patient Interactions in 2020	Capitated Lives in the US[3]	US States with Licensed Providers	Lives Covered in Developing Economies[4]	Covered Lives in the 1st Year in the US	Growth in US Provider Network[5]

Notes: **(1)** Based on ~2.0M clinical consultations (involving doctors, in virtual or physical setting) and ~3.9M AI interactions (app interactions, including digital triage, health assessment) performed in 2020. **(2)** 2019A-2020A revenue based on audited historical financials. **(3)** Includes VBC contracts active as of July 1, 2021. Babylon reached ~100k capitated lives within 9 months from launch of VBC services in the US. **(4)** Rwanda and South-East Asia. **(5)** 6x growth in provider and care team headcount over the past year (from January 2020 to January 2021).

21

We Believe the $10T(1) Global Healthcare Sector has Been Unable to Balance the Needs of Accessibility, Quality and Affordability Quality Value = Cost Accessibility + Clinical Quality = Affordability Notes: (1) Deloitte 2019 Global Health Care Outlook Report. 22

We Have Demonstrated Exceptional Accessibility, Quality and Affordability Across All Markets We Entered

	US	UK	Rwanda
Accessibility	**98%** 4 and 5-Star Ratings[1] **90%** Consultations Within 30 minutes[2]	**95%** 4 and 5-Star Ratings[3] **95%** Retention[4]	**91%** 4 and 5-Star Ratings[5] **20%** of Entire Population Registered[6]
Clinical Quality	**80%** Completion Rate of In-app Health Assessment[7] **102** Data Points Risk Assessment	**"Outstanding"** CQC Awarded Ranking in Leadership **97%** NHS Quality Framework Pts in Clinical Domain Rate[8]	**91%** Clinical Audit Score[9] **98%** of Calls Answered Within 30 Seconds[10]
Affordability	**$430** Annual ER Cost Savings Per Member w/Digital Consults[11] **34%** Avoidance of ER/Urgent Care Visits w/Digital Consults[11]	**Up to 35%** Acute Care Savings[12][13] **25%** Fewer A&E Visits[12]	**55%** Reduction in Unit Cost of Consultation[14] **30%+** Savings on Clinical Consults[15]

Notes: **(1)** For 2020-2021YTD. Includes ratings from our virtual care and Babylon VBC services. **(2)** For 2020 General Medical consultations. **(3)** 2019 to date for the UK business. **(4)** Babylon NHS data: In the first 3 months of membership, for patients who access a consultation, across 2020. **(5)** 2019-2020 data. **(6)** Based on 2.43M users registered as of February 2021. **(7)** ~80% of 242 users who started the main health assessment flow went on to complete the main health assessment flow. Based on Home State Health Babylon VBC data for the period of October 1, 2020 – April 1, 2021. **(8)** NHS Digital: Quality Outcomes Framework (QOF) 2019/20. **(9)** Average across all 1,567 clinical audits in 2020. **(10)** Call center reports for January-February 2021 data. **(11)** Average saving resulting from a member having a digital consultation, given 34% of members surveyed say they would otherwise have visited ER or Urgent Care. Cost saving calculated under the assumption that the survey is accurate (assumes 80% adherence. i.e. 80% of the users who respond 'if I hadn't had access to Babylon's digital consultations offering then I would have gone to the ER' do not go to the ER following the consultation). Based on Babylon consultations data from all US Centene plans that have Alternative Health Choice (AHC) surveys as part of their consultation booking flow. The time period under consideration is January 2020 - February 2021. **(12)** Based on UK data, specifically for our UK GP at Hand (NHS) service. **(13)** Babylon GP at Hand acute care cost per weighted patient in 2019/20 was compared to the North West London average in 2019/20, using NHS funding formulae to account for age, sex and other factors influencing health need. North West London is used as the comparator as Babylon GP at Hand is based in this area. **(14)** From 2018 to 2020. **(15)** For Senior Nurse / GP consultations. In 2020, 32% of triage nurse calls were treated at the triage stage; 68% proceeded to Senior Nurse / GP consultations.

23

Our Technology is Licensed Across the Globe to ~15 Million People in Long Term Licensing Contracts App for Babylon Pulse App (Birmingham by TELUS 24

Our ESG Initiatives Environmental Social Governance Commitment to being net zero by 2050 Addressing Healthcare Inequalities Ethical Conduct 01 01 01 We are committed to doing our part to reverse Our business mission is intrinsically tied to our Policies such as our Code of Ethics and the deleterious impacts of climate change social pillar: making high-quality healthcare Conduct, our Anti-Bribery and Corruption accessible and affordable for everyone, from Policy, and our Whistleblower Policy ensure Medicaid recipients to our Rwandan users the highest standards of ethical conduct Benchmarking our emissions Diversity & Inclusion Board Oversight of ESG 02 02 02 We are measuring our global Scope 1-3 GHG We support employees through flexible work Our Global Risk and Compliance (GRC) emissions to set a benchmark arrangements and Power of Diversity Committee meets quarterly and reports to our Resource Groups, eg Women in Tech Health, We expect to publish our emissions data and Board’s Audit Committee Black Alliance Network, LGBT & Allies, and interim targets by the end of 2021 Our Board and subcommittees provide Interfaith oversight on key risk and compliance issues eg cyber security and clinical governance Tech Zero membership Data Privacy & Cybersecurity 03 03 We solidified our net zero commitment by Our Information Security Management System becoming a member of Tech Zero, a climate is certified to ISO 27001 and SOC Type II, and action group that is a partner to the United will be HiTrust certified by 2021-year end Nation’s Race to Zero campaign We provide transparency about data uses and end user control, and never sell data. We strictly comply with regulations such as HIPAA & GDPR 25

How do we Monetize and Grow? 26

Attractive **Illustrative Economics** of Babylon's Modular & Bundled Product Offerings

		Description	Revenue Model	Illustrative Revenue per Life Covered(1)(2)	Illustrative Gross Margin by Cohort(2)
Clinical Services	**Babylon VBC**	• Combines Babylon's digital health suite and virtual care platform to manage the totality of a patient's healthcare • Takes full financial responsibility for all costs incurred in both primary, secondary and tertiary care settings, with stop loss protection • Payment on a fixed and recurring capitation basis per covered life with ability to capture any cost savings	PMPY Capitated model	**Thousands of Dollars**	**Projection Based on Management Estimates(3)** 
Clinical Services	**Virtual Care**	• On-screen consultations with a clinical professional • Preventable and proactive care management	PMPM Fee-for-service	**Tens of Dollars**	**Case Study: Select UK Contracts** 
Software Licensing	**Digital Health Suite**	• Digital suite of AI and monitoring products • Care navigation and non-clinical support available by live chat	Annual licensing fees	**Dollars**	**Case Study: Select Software Contract(6)** 

~5%
30%+
Y0
Y3

17%(4)
25%(5)
Y1
Y3

~55%
90%+
Y0
Y1

Notes: **(1)** Management estimates based on active contracts. **(2)** Indicative proportions shown, as details are partner-specific. **(3)** Based on analysis vs VBC competitors with a brick & mortar model who lack front-end digital services and back-end digital automation services. **(4)** Gross Y1 (June 19 – June 20) Margin from select UK contract. **(5)** Average of select B2B contracts' Gross Margin over FY20. **(6)** Gross Margin as shown includes some technology costs that are classified as operating expenses in the company's financial projections.

27

Expect Babylon's **Margins to Expand** as it Gains **Operational Leverage**

We Expect Babylon will Grow Profitably...


$BN
$1.6
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
($0.2)
Revenue
Gross Margin
Adj. EBITDA
CAGR 2020A-2023E: +166%
Increasing Operating Leverage
Constantly Improving Margins
Margin: 23%
Margin: 0%
2019A
2020A
2021E
2022E
2023E
Medium-Term Target
Gross Margin ~30%
EBITDA Margin ~15%

...By Providing Digital-First End-to-End Care

Babylon's highly-accessible, digital-first service will allow it to:

- Divert patients from expensive Urgent Care to proactive & accessible virtual primary care
- Avoid expensive downstream costs of chronic conditions by solving healthcare issues earlier

...and Reducing Expensive Delivery Costs

Leverage technology and automation to significantly reduce the cost of primary care:

- Increase in efficiency by automating admin and other lower-value tasks
- Use digital triage to increase the proportion of interactions served by lower-cost healthcare professionals
- Reducing costs associated with physical services by solving ~95%[1] of issues via digital consultations

Source: Management estimates.
Notes: **(1)** In 2020 95% of all bookings across Babylon's geographies were digital (including cancellations).

28

Babylon has Multiple Value-Accretive Growth Levers

Note: M&A not included in base business financial forecasts

1 Potential Addressable Market for Existing Customers[1]

- Potential to expand covered population with existing customers
- Potential to increase scope of contract to a full capitation construct through Babylon VBC



Expanding Babylon's Geographic Coverage with Existing Customers(2)
~$50BN
Potential Addressable Market for Existing Covered Populations(3)
~$5BN
Dec-20 ARR(4) for Existing Contracts
~$170M

2 Strong Contract Pipeline

- Strong track record of winning new contracts worldwide
- $3.6BN of additional aggregated ARR possible in the pipeline through existing customers and new business

	Projected ARR[4]
Existing Clients	~$1.2BN
New Clients	~$2.4BN
Total Pipeline	**~$3.6BN**

3 Targeted Acquisitions & Strategic Investments

- Opportunity to consolidate brick & mortar, integrated care providers in the US
- Acquiring new partners to augment Babylon's end-to-end platform

Consolidation	Technology & Content	Distribution

Example Completed Deal

higi[5]

Omni-channel consumer health engagement platform with nationwide retail network of 10,000 FDA-cleared, free-to-use Smart Health Stations which help identify health risks and match consumers to care

Source: Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021.

Notes: **(1)** Reflects potential addressable market based on existing clients including contracts not currently in the pipeline. Market size based on annualized monthly revenue of potential new contracts with existing customers. **(2)** Addressable market for Babylon VBC based on lives covered by Babylon's existing clients. Calculated using an illustrative Babylon VBC PMPY pricing assumption based on management's current discussions and market knowledge; number of lives based on managements best estimates. **(3)** Assumes Babylon's existing clients with software license contracts purchase either fee-for-service or Babylon VBC for the lives covered under their existing contracts based on management's expectations. Assumes Babylon's existing clients with fee-for-service contracts purchase Babylon VBC for lives covered under their existing contracts. Calculated using illustrative pricing assumptions based on management's current discussions and market knowledge. **(4)** ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month's expected revenue by 12. **(5)** Babylon owns a 25% equity stake in Higi.

29

Highly Recurring and Diversified Projected Revenue in 2021E Through 2023E Revenue Breakdown Fixed vs Demand-Driven(1) Geography Product 2021E 2023E 2021E 2023E 2021E 2023E 9% 3% 3% 6% Demand-Driven Revenue Demand-Driven Revenue 4% Other 6% Other Emerging Emerging 9% 3% Virtual Care: Fee-For-Service Virtual Care: Fee-For-Service Developed Developed Markets(2) Markets(3) Markets(2) Markets(3) Virtual Care Virtual Care 10% 10% 9% 2% Software Software UK UK 91% 97% 84% 85% 81% 87% Fixed Revenue Fixed Revenue US US VBC VBC Babylon VBC: Capitation Fee Babylon VBC: Capitation Fee & & Software: Fixed Fee Software: Fixed Fee Babylon VBC augmented by high-margin Low volume risk Focus on US software licensing Source: Management estimates. Notes: (1) Demand-driven revenue reflects revenue from Virtual Care contracts. Fixed revenue reflects revenue from Babylon VBC and Software contracts. (2) Includes SE ASIA, China, LATAM, Rwanda, Middle East, Africa and India. (3) Includes Canada and Other Developed Markets (including Australia, New Zealand, Japan, and Continental Europe). 30

Historical and Projected Financial Summary Half Year Full Year H1 2020 H1 2021 2020A 2021E 2022E $M Revenue 23 129 79 321 710 % growth 472% 394% 305% 121% Cost of Care Delivery Margin 4 37 12 49 129 % growth 895% 299% 166% % margin 16% 28% 15% 15% 18% Adj. EBITDA (76) (54) (142) (140) (119) % margin (339%) (42%) (180%) (44%) (17%) Source: Management estimates. 31

One of the Fastest Growing Healthcare Technology Companies in the World (1) 199.3% 53.9% 56.0% 52.0% 43.0% Median: 43.0% 25.5% ~4.6x 21.0% 2020A-2022E 16.9% Revenue CAGR Median Peer Revenue Growth ~8% 9.6x 8.8x 5.1x Discount to Median 6.2x @ $10.00 Peer Multiple 5.5x Median: 5.5x /share 5.3x 4.6x 4.7x EV / 2022E Revenue Babylon Discount (46.7%) (3.5%) (17.5%) (41.8%) +11.9% (7.5%) +9.4% to Peers ~86% 0.31 EV / 2022E Discount to 0.17 0.22 0.22 Revenue / 0.03(3) Median Peer 0.18 0.11 Median: 0.18 Growth(2) @ $10.00 / 0.11 Share Babylon Discount (85.6%) (91.8%) (76.8%) (84.8%) (75.9%) (88.2%) (88.5%) to Peers Source: Babylon revenue growth and multiple based on management estimates; public peers based on FactSet, public filings, Wall Street research. Notes: Market Digital and Telehealth Digitally Enabled Providers data as of September 10, 2021 based on FactSet consensus estimates. (1) 2020 Revenue pro forma for acquisitions. (2) Growth represents 2021-2023E Revenue CAGR. (3) Assuming Babylon TEV of $3,623M, 2022E Revenue of $710M, and 2020-2022E Revenue CAGR of 199.3%. 32

Interim Progress Report 33

Summary Progress Report Since Transaction Announcement in June 2021 Where we were: Where we are today: 80% of 2021E Revenue delivered by 90% of 2021E Revenue delivered by contracts active as of April 1 contracts active as of July 1    $273M June 2021 ARR(1) with a ~20% increase to $323M $170M December 2020 ARR(1) ARR in July 2021 ~84K VBC lives in the US ~101K VBC lives in the US Penetrated(2) ~20%(3) of HSH VBC member households Penetrated(2) 28%(4) of HSH VBC member households ~16% Cost of Care Delivery Margin (H1 2020) ~28% Cost of Care Delivery Margin (H1 2021) Notes: (1) ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month’s revenue by 12 and adding any non-recurring revenue recognized for the most recent reporting period (six months ending June 2021). (2) Babylon defines penetration as the receipt of registration from a household in its covered population. (3) Babylon obtained at least 1 registration from 584 of 3,169 households in its assigned population. (4) Babylon obtained at least 1 registration from 911 households of 3,217 in its assigned population. 34

Interim Update 01 Delivering on Robust Revenue Growth • Meeting ARR growth expectations: $170M in December 2021 —> $273M in June 2021 —> $323M in July 2021; expect to meet the $475M ARR target in December • Poised to meet the $321M Revenue target for 2021 with contracts active as of July 1st delivering ~90% of 2021E Revenue • Participation in one of the innovative VBC programs sponsored by CMS/CMMI (pending completion of CMS processes and approvals) 02 Demonstrating Unparalleled Speed and Scalability in Healthcare • Proven scalability and ability to serve dispersed populations: contract launched July 1st across the state of New York • Demonstrated speed to market for NY contract: 8 weeks from terms agreement to execution 35 03 Executing VBC Expansion Efforts • Expanded US Value-Based Care lives by 15K members since transaction announcement • Adding 55K B360 members in the UK via the Royal Wolverhampton NHS Trust (RWT) partnership, effective October 2021 • Babylon now has over 100K VBC members across the US and 105K capitated lives in the UK, with a further 55k capitated UK lives to be added in October 2021 04 Proving that Digital First Healthcare Works and Achieves Savings • Recent publication of peer-reviewed research confirms that Babylon’s digital-first model delivers significantly lower hospital care costs • We achieve these cost savings while maintaining the same quality of care that our customers love: our members gave us over 90% four- and five- star ratings in countries including the United Kingdom (95%), the United States (98%) and Rwanda (91%) 35

Predictable revenue with **strong pipeline** position us to meet our 2021 and 2022 growth targets

Projected revenue based on achievable and visible contract pipeline of ~$3.6 billion(1) with Upside Potential



Annualization & growth of existing contracts as of July 1, 2021(2)
2021 Converted Pipeline Contracts(3)
2022 Converted Pipeline Contracts(4)
$79
~$210
Reflects contracts signed between Apr-21 and Jun-21
~$32
~90% delivered by contracts active as of 1-Jul-21
+10% increase since Apr-21
~$321
Dec-20 ARR(5) ~$170M
~$118
~$68
~$203
~70% delivered by contracts expected to be active as of Dec 31, 2021
~$710
Dec-21 ARR(5) ~$475M
2020A Revenue
2021E Revenue Bridge
2021E Revenue
2022E Revenue Bridge
2022E Revenue

Source: Management estimates. Management reporting.
Notes: **(1)** Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021. **(2)** Reflects i) annualization and growth in existing contracts as of December 31, 2020 and ii) revenue from contracts active between December 31, 2020 and July 1, 2021. **(3)** Reflects revenue impact of new business from converted pipeline contracts in 2021. Cohorts based on an illustrative set of contracts signed at varying points in time in 2021 with impact of annualization recognized in 2022. **(4)** Reflects revenue impact of new business from converted pipeline contracts in 2022. Cohorts based on an illustrative set of contracts signed at varying points in time in 2022. **(5)** Relevant December ARR (Annual Run-Rate Revenue) is calculated at a point in time by multiplying December revenue by 12.

36

babylon

Changing lives with better access to healthcare It’s so much easier to not have to worry about pulling people out of school or having someone wait in the car. Babylon has been amazing.” Who: Jessica, Mom of 6    |    Where: Rural Southeast Missouri Pre-Babylon 34% Drive an hour to see doctor of US users stated they would Kids getting sick during bedtime have attended ER or urgent care(1) Post-Babylon $430 Babylon 24/7 video appointments Annual ER cost savings per member (1) Skip ER waiting room when appropriate Notes: (1) Average saving resulting from a member having a digital consultation, given 34% of members surveyed say they would otherwise have visited ER or Urgent Care. Cost saving calculated under the assumption that the survey is accurate (assumes 80% adherence. i.e. 80% of the users who respond ‘if I hadn’t had access to Babylon’s digital consultations offering then I would have gone to the ER’ do not go to the ER following the consultation). Based on Babylon 37 37 consultations data from all US Centene plans that have Alternative Health Choice (AHC) surveys as part of their consultation booking flow, from January 2020—February 2021.

Contract initiated across the state of New York on July 1st


Clinton
St. Lawrence
Franklin
Jefferson
Essex
Lewis
Hamilton
Warren
Oswego
Washington
Niagara
Orleans
Monroe
Wayne
Oneida
Herkimer
Fulton
Saratoga
Onondaga
Genesee
Ontario
Seneca
Madison
Montgomery
Schenectady
Cayuga
Rensselaer
Erie
Wyoming
Livingston
Yates
Cortland
Chenango
Otsego
Schoharie
Albany
Tompkins
Schuyler
Greene
Columbia
Chautauqua
Cattaraugus
Allegany
Steuben
Chemung
Tioga
Broome
Delaware
Ulster
Dutchess
Sullivan
Orange
Putnam
Westchester
Rockland
Bronx
New York
Kings
Richmond
Queens
Nassau
Suffolk
Babylon Members Present (60 counties)
No Babylon Members Present (2 counties)


Timeline for NY state
Terms Agreement
Ingested cost / claims data
Analyze needs of the member population
Augment existing health plan network with virtual care providers and local care delivery staff
Go-Live
Member onboarding
Time
T = 0
T + ~8 Weeks

38

babylon

Snapshot of our **Global Operations in 16 Countries**



Clinical Services
Software Licensing
Canada
United Kingdom
United States
Saudi Arabia
Rwanda
Malaysia
Singapore
Cambodia
Myanmar
Thailand
Laos
Vietnam
Hong Kong
Taiwan
Indonesia
The Philippines

Since announcement on June 3rd, **~15,000** US VBC members added and **~55,000** further UK capitated lives announced (effective October 2021)

39

babylon

Demonstrated Hospital Spend Savings in the United Kingdom Although the study found 51% lower spending using the Carr-Hill weighting methodology, our quoted central finding is 15-35%.” Peer Reviewed Paper, Journal of Medical Internet Research (JMIR), published July 2021 The paper, titled “The effect of 24/7, digital-first NHS primary care on acute hospital spend: a retrospective, observational analysis’’ and authored by Winward S et al. will be published in JMIR and available from 22 July 06 am GMT. Acute hospital spending for each practice was obtained through a freedom of information request; no patient-identifiable information was accessed or used. Each practice population was adjusted for healthcare need, using standard NHS methods, therefore removing any difference in spending that may arise due to the difference in populations, such as patients being younger. Three NHS methods were used to adjust for healthcare need, hence the range of percentages quoted in the findings. Although the study found 51% lower spending using the Carr-Hill weighting methodology, our quoted central finding is 15-35%. The Carr-Hill weighting takes into account demographics and other drivers of need, but is designed to determine primary funding / spend, which will not fully reflect acute care spend. This weighting approach was recommended in the FOI response and UK readers may expect to see it, hence it was included in the research and used as a cross check but not quoted in the central 15-35% finding. North West London is used as the comparator as the Babylon GP at Hand practice is located in this area. Hospital spend across GP practices with different demographics and locations is compared by using the cost per weighted patient. Patient weightings are used by the NHS to ensure fair allocation of resources. The NHS-commissioned independent evaluation of Babylon GP at Hand reported the likelihood of a patient attending Accident and Emergency for each of the 12 months before and after joining Babylon GP at Hand. The 28% difference reported is the difference between the average for the 12 months before and the 12 months after joining. For the full report, please see here. 40

Best of Health

Risk Factors Summary 1. We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. 2. Our relatively limited operating history makes it difficult to evaluate our current business and future prospects and increases the risk of your investment. 3. If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed. 4. Our business and growth strategy depend on our ability to maintain and expand a network of qualified providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed. 5. We are dependent on our relationships with physician-owned entities, which are affiliated professional entities that we do not own, to hold contracts and provide healthcare services, and our business would be harmed if those relationships were disrupted. 6. If we are unable to attract new customers and expand member enrollment with existing customers, our revenue growth could be slower than we expect, and our business may be adversely affected. 7. If our existing customers do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations. 8. Our revenue sources are highly concentrated, the loss of any of which would have a material adverse effect on our business, financial condition and results of operations. 9. Under many of our agreements with health plans, we assume some or all of the risk that the cost of providing services will exceed our compensation. Over time, we expect the proportion of risk-based revenue may increase. 10. We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed. 11. If we are not able to develop and release new solutions and services, or successful enhancements, new features and modifications to our existing solutions and services, our business could be adversely affected. 12. There are significant risks associated with estimating the amount of revenue that we recognize under our risk-based agreements with health plans, and if our estimates of revenue are materially inaccurate, it could impact the timing and the amount of our revenue recognition or have a material adverse effect on our business, financial condition, results of operations and cash flows. 13. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or members, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation. 14. Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to HIPAA, the GDPR and the DPA 2018, and other privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member base and revenue. 15. If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected. 16. We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance. 17. We have been and may in the future become subject to litigation or regulatory investigation, which could harm our business. 18. We rely on internet infrastructure, bandwidth providers, third-party computer hardware and software and other third parties for providing services to our customers and members, and any failure or interruption in the services provided by these third parties could expose us to litigation and negatively impact our relationships with customers and members, adversely affecting our operating results. 19. We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations. 20. The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations. 21. We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively. 42